FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	August	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Research In Motion Introduces the New Ultra Powerful, Ultra Portable and Ultra Fast 4G LTE BlackBerr PlayBook Tablet	3

Document 1

 August 2, 2012

FOR IMMEDIATE RELEASE

Research In Motion Introduces the New Ultra Powerful, Ultra Portable and Ultra Fast 4G LTE BlackBerry PlayBook Tablet

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today launched the new 4G LTE™ BlackBerry® PlayBook™ tablet with built-in support for cellular networks. The new 4G LTE BlackBerry PlayBook maintains a sleek and ultra-portable form while delivering overall faster performance over the original BlackBerry PlayBook, as well as support for blazing fast 4G LTE networks. Launching in Canada first, the new 4G LTE BlackBerry PlayBook allows customers to work more productively and connect to the Internet, as well as access their email, on-line apps, media and content, from more places than ever.

“We’re excited to bring customers the first BlackBerry PlayBook tablet with support for 4G LTE networks,” said David J. Smith, Executive Vice President, Mobile Computing at Research In Motion. “The new 4G LTE BlackBerry PlayBook offers a broad range of premium features, including a stunning 7 inch display, front and rear facing HD video cameras, HDMI out and stereo speakers, and it also offers premium performance on high speed cellular networks, helping customers to be more productive than ever and to make the most of their time on the go.”

Featuring the latest BlackBerry PlayBook OS 2 software, the 4G LTE BlackBerry PlayBook tablet gives customers access to high speed mobile networks around the world (LTE and HSPA+)1 and offers an exceptional, high-fidelity, fast web experience that supports more HTML5 functionality than any other native tablet browser on the market2. The powerful unified inbox allows users to easily manage multiple personal and work email accounts, as well as messages from Twitter®, Facebook® and LinkedIn, all in one place. The built-in Calendar and Contacts apps offer features to help customers better manage schedules and prepare for more effective meetings. Plus, the apps’ unique integration with social networks can provide customers with a wealth of information about their contacts at their fingertips.

The 4G LTE BlackBerry PlayBook tablet is also enterprise ready. It can be easily managed with BlackBerry® Mobile Fusion and includes BlackBerry® Balance™ technology, which allows a user to use a BlackBerry PlayBook for both work and personal purposes by keeping business information highly secure and separate from personal information.

Out of the box, the 4G LTE BlackBerry PlayBook tablet comes preloaded with the tools customers need to be productive as well as to have fun, whether in the office, at home or on the road. Thousands of apps for work and play are also available on the BlackBerry App World™ storefront, such as the recently launched BlackBerry® Video Store for all PlayBook customers in Canada, bringing additional functionality and value to customers. The BlackBerry Video Store offers a catalog of thousands of movies and TV shows. Customers can begin watching media as soon as they start to download a file, so they won’t have to wait for the entire file to transfer before they can begin enjoying great entertainment on the tablet’s high resolution display or on an HDTV using the BlackBerry PlayBook tablet’s HDMI output. Canadians can download the free Video Store app on BlackBerry App World.

The 4G LTE BlackBerry PlayBook tablet will come with 32GB of memory storage and will be available from Bell, Rogers and TELUS in Canada on August 9, 2012. Additional variants of the BlackBerry PlayBook tablet supporting various high speed cellular networks are expected to be available in the coming months from carriers in the US, Europe, South Africa, Latin America and the Caribbean.

For more information about the 4G LTE BlackBerry PlayBook tablet, please visit: http://ca.blackberry.com/playbook-tablet.html. Data plans are sold separately.3

1 LTE connectivity is currently only available from a limited number of carriers in specific countries. Where LTE is not available, the 4G LTE BlackBerry PlayBook tablet can automatically adjust to connect on HSPA+.

2 As measured by the independent HTML5 test site at http://html5test.com/results/tablet.html

3 Check with your wireless service provider for availability, terms and conditions.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Ruth Casselman
RIM
rcasselman@rim.com
519-597-8352

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	August 2, 2012	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer